SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12b-25

                                                  Commission File Number 0-24626

                           NOTIFICATION OF LATE FILING

     (Check One):  [ ] Form 10-K   [X] Form 11-K   [ ] Form 20-F   [ ] Form 10-Q
[ ] Form N-SAR
     For Period Ended:  DECEMBER 31, 2002
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[ ] Transition Report on Form 10-K           [ ] Transition Report on Form 10-Q
[ ] Transition Report on Form 20-F           [ ] Transition Report on Form N-SAR
[ ] Transition Report on Form 11-K

     For the Transition Period Ended:
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     Read attached instruction sheet before preparing form. Please print or type.

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:_________________________
________________________________________________________________________________
________________________________________________________________________________

                                     PART I
                             REGISTRANT INFORMATION

Full name of registrant COOPERATIVE BANK 401(K) SUPPLEMENTAL RETIREMENT PLAN
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Former name if applicable

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Address of principal executive office (Street and number)
                201 MARKET STREET
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City, state and zip code
        WILMINGTON, NORTH CAROLINA 28401
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                                     PART II
                             RULE 12B-25 (b) AND (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)


         |     (a)  The reasons  described in  reasonable  detail in Part III of
         |          this  form  could  not be  eliminated  without  unreasonable
         |          effort or expense;
         |     (b)  The subject annual report,  semi-annual  report,  transition
         |          report on Form  10-K,  Form  20-F,  11-K or Form  N-SAR,  or
   [X]   |          portion thereof will be filed on or before the 15th calendar
         |          day  following  the  prescribed  due  date;  or the  subject
         |          quarterly  report  or  transition  report on Form  10-Q,  or
         |          portion  thereof  will  be  filed  on or  before  the  fifth
         |          calendar day following the prescribed due date; and
         |     (c)  The accountant's statement or other exhibit required by Rule
         |          12b-25(c) has been attached if applicable.

                                    PART III
                                    NARRATIVE

     State below in reasonable detail the reasons why Forms 10-K, 11-K, 20-F, 10-Q, N-SAR, or the transition report or portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

THE REGISTRANT RECENTLY DETERMINED THAT, UNLIKE PREVIOUS YEARS, IT WOULD BE REQUIRED TO OBTAIN AN AUDIT OF THE PLAN. IT IS IN THE PROCESS OF OBTAINING SUCH AUDIT.

PART IV
                                OTHER INFORMATION

     (1) Name and telephone number of person to contact in regard to this notification
Todd Sammons                                 (800)         672-0443
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        (Name)                            (Area Code)    (Telephone Number)

     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                           [X] Yes    [ ] No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                           [ ] Yes    [X] No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

            COOPERATIVE BANK 401(K) SUPPLEMENTAL RETIREMENT PLAN
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                  (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date July 1, 2003                       By /s/ Todd Sammons
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          Instruction. The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION

     Intentional misstatements or omissions of fact constitute Federal Criminal Violations (see 18 U.S.C. 1001).

                              GENERAL INSTRUCTIONS

     1. This form is required by Rule 12b-25 of the General Rules and Regulations under the Securities Exchange Act of 1934.

     2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, DC 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

     3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

     4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

     5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T.

                           [LETTERHEAD OF DIXON ODOM]





July 1, 2003

To Plan Administrator
Cooperative Bank 401(k) Supplemental Retirement Plan

We have read management's reasons why the Form 11-K cannot be filed within the prescribed time. We agree with management's statement that they are in the process of obtaining an audit of the December 31, 2002 financial statements of the Cooperative Bank 401(k) Supplemental Retirement Plan.

/s/ Chuck Tew

Chuck Tew, Member
Dixon Odom PLLC